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                                                               EXHIBIT (c)(2)

April 18, 2003

Special Committee of the
Board of Directors
Media Source, Inc.
5695 Avery Road
Dublin, Ohio 43016

         Re:      Proposed merger -
                  fairness of transaction
                  Stevens Financial Group LLC letter of April 14, 2003

Gentlemen:

In connection with a proposed transaction whereby S. Robert Davis and Charles Davis would effectively purchase all of the shares of Media Source, Inc. (the "Company") held by the public shareholders for cash consideration of $24 per share (the "Transaction"), you have received a letter from Danniel Stevens of the Stevens Financial Group LLC (the "Letter"), a copy of which is attached, summarizing certain of his comments and purported analysis relative to valuation of the Company's shares. You have requested that we provide you with our comments on the Letter.

We have previously provided you with our memorandum on analysis as of March 31, 2003, performed to develop an opinion, from a financial point of view, of the Transaction outlined above. That memorandum in incorporated herein in its entirety by reference.


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Special Committee of the Board of Directors
Media Source, Inc.
Stevens Financial Group LLC letter of April 14, 2003
April 18, 2003
Page 2

We have performed no analysis or verification of items or data presented in the Letter, but have accepted them as reflected therein.

There are two overall comments to be made on the analysis and conclusions summarized in the Letter:

1. The conclusions as to share value, and range of share value, are not credible on their face, and;

2.       Application of various valuation methodologies is seriously flawed.

These structural faults lead one to seriously question the intentions of the preparer of the Letter.

1. The conclusions as to share value, and range of share value, are not credible on their face

Aggregate values, or the "market capitalizations" which would result from the share prices reflected in the Letter, are not presented in the Letter.

Mr. Stevens states that, on a fully-diluted basis, Company share value would range between $70.93 per share and $310.21 per share. Given pro forma 423,776 outstanding shares, this would result in a market capitalization ranging between $30,060,000 and $131,460,000.

The Company is a small, specialty distributor. Revenues for 2002, a record year, were $7.4 million, and are projected to be in the range of $8 million for the current year. Management's target for revenues is $10 million over the next five years. Normalized free cash flow (net income plus depreciation and after property


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Special Committee of the Board of Directors
Media Source, Inc.
Stevens Financial Group LLC letter of April 14, 2003
April 18, 2003
Page 3

additions and debt service) is projected to be in the range of $1.2 million for the coming year.

Revenue and earnings growth prospects from current operating levels are modest, and there is risk that operations could decline from present levels. No rational analysis of this enterprise would suggest a market capitalization of 25 to 120 times projected next year's free cash flow. Further, no financial analysis whatsoever is necessary to determine, from a "sanity check" perspective, that an aggregate equity value of $30 million to $131 million is unreasonable and unrealistic for this business.

2.       Application of various valuation methodologies is seriously flawed

Reference companies

The use of data derived from publicly-traded reference companies in valuation analysis is certainly an accepted methodology. However, the companies used in such analysis must have similar business models, as well as investment and operating characteristics, to the company being reviewed.

Such is not the case with Scholastic Corporation (SCHL) and Educational Development Corporation (EDUC), the companies cited in the Letter.

         Scholastic Corporation

         With 2002 revenues of $1.9 BILLION, 7,200 full-time and 3,400 part-time employees, and operations in the US and 14 other countries, Scholastic publishes and distributes children's books and classroom magazines, and provides multimedia services. This company sells directly to children and


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Special Committee of the Board of Directors
Media Source, Inc.
Stevens Financial Group LLC letter of April 14, 2003
April 18, 2003
Page 4

         teachers in elementary and secondary schools through school book clubs, book fairs and library sales.

         There are over 39 million shares outstanding (including 1.6 million Class A voting shares, all owned by management), and over 30% of the shares are traded on a monthly basis.

         The only commonality between Scholastic and the Company is the circumstance that they both sell books to libraries (an extremely small portion of Scholastic's business). There is no similarity whatsoever as to size, investment or operating characteristics, or business model.

         Educational Development Corporation

         EDUC is the sole U.S. distributor of a line of children's books produced in the United Kingdom by Usborne Publishing Limited. Net sales for the fiscal year ended February 28, 2003, were $24.9 million. There are two principal divisions: Home Business Division and Publishing Division.

         The Home Business Division, with annual revenues of $15 million, distributes books through independent representatives who hold book showings in individual homes (a la Tupperware), and through book fairs and direct sales. This division also sells to school and public libraries.

         The Publishing Division, with annual revenues of $9 million, markets books directly to book stores, toy stores, specialty stores and other retail outlets.

         Pretax income for the fiscal year ended February 28, 2003, was $3.3 million, or 13% of revenues. Of the 3.83 million outstanding shares,
         2.9 million shares are in the hands of the public shareholders. The shares are thinly traded, with daily volume generally below 10,000 shares, although there were several relatively large trading days in 2002. The share price has trended upward over the last year, from $5.50 to a recent $8.40.

         This company makes regular dividend distributions, amounting to over 10% of the trailing twelve months' net income. The company recently announced it will pay an annual dividend of $.10 per share in June, a 67% increase over last year's dividend. Also, there has been a pattern of share repurchases; over 1.3 million shares have been acquired over the last three years for $4 million.


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Special Committee of the Board of Directors
Media Source, Inc.
Stevens Financial Group LLC letter of April 14, 2003
April 18, 2003
Page 5

         This closer examination discloses that the only point of similarity between EDUC and Media Source is that they both distribute books to libraries (a very small element of EDUC's business). EDUC is almost four times as large as Media Source, and has an entirely different business model. It is a captive distributor using pyramid marketing for most of its revenues.

The companies reviewed in the Letter as reference companies are irrelevant to the Company's operation. Even if an attempt had been made to adjust for the size differences (which was not done), no meaningful comparisons could be made, as SCHL and EDUC are vastly different businesses from the Company.

Similar points may be made for comparison to Printing & Publishing aggregates, Service Sector aggregates, and S&P 500 relationships cited in the Letter - - they are not relevant to the Company.

Adjustment for non-operating assets and liabilities

From a controlling shareholder's perspective, equity value derived from economic performance (earnings or cash flow) must be adjusted to reflect non-operating assets and liabilities to develop an aggregate market value of invested capital. However, the adjustment proposed in the Letter is flawed on several counts:

a. no analysis has been presented to provide a basis for considering ALL cash as excess cash;

b. land held for resale, long-term investments, and investment in limited partnership are not cash equivalents, and an adjustment should have been made to reflect that circumstance, and;


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Special Committee of the Board of Directors
Media Source, Inc.
Stevens Financial Group LLC letter of April 14, 2003
April 18, 2003
Page 6

c. the treatment of the net operating loss carryforward ("NOL") is incorrect on two counts:

         i by capitalizing a per-share earnings amount which reflects a current tax benefit from the NOL, the present value of the future benefit has been considered. Therefore, to separately consider the nominal tax value of the loss carryforward is double-counting (and doubly wrong, because it is reflected at nominal, rather than present, value), and;

         ii a change in control, as suggested in the Letter, would eliminate the net operating loss carryforward

Summary

The position advanced in the Letter does not constitute a professional analysis. There are no data in the Letter which address any Company-specific factors, or present analytical analysis or support as to the claim that the Davis' offer of $24 per share is not fair, from a financial point of view, to the public shareholders.

Do not hesitate to call with any questions or comments you may have.

Regards,

/s/ David L. Kiesling

David L. Kiesling
President

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